Exhibit (a)(17)

Jos. A. Bank Board Rejects $63.50 Per Share Tender Offer;

Agrees to Meet with The Men’s Wearhouse-Willing to Consider a Higher Price

FTC Grants Early Termination of Hart-Scott Rodino Act Waiting Period for Jos. A. Bank’s Acquisition of Eddie Bauer

HAMPSTEAD, MD. - (GLOBE NEWSWIRE), February 27, 2014 -- Jos. A. Bank Clothiers, Inc. (NASDAQ: “JOSB”) (“Jos. A. Bank” or the “Company”) said today, in a letter to Douglas S. Ewert the President and Chief Executive Officer of The Men’s Wearhouse, Inc. (NYSE: MW), that, “In our Board’s continuing effort to evaluate which alternative transaction would create the greatest value for Jos. A. Bank shareholders, and on the basis of your unsolicited revised proposal indicating a willingness to pay a higher price subject to certain conditions, our Board has authorized our meeting with you to establish a process that will enable you to advise our Board as to the highest price you are prepared to pay in an acquisition of Jos. A. Bank.”

The letter also states that its Board of Directors, after careful consideration and discussions with its financial and legal advisors, has unanimously rejected The Men’s Wearhouse Inc.’s $63.50 per share unsolicited offer as inadequate, after giving effect to the Eddie Bauer acquisition and related issuer tender offer, and not in the best interests of Jos. A. Bank stockholders. The Board recommends that the Company’s stockholders reject the Offer and not tender their shares into the Offer.

The reasons for the Board’s recommendations regarding the amended tender offer price and authorization of a meeting with Men’s Wearhouse are set forth in a Schedule 14D-9 amendment being filed by the Company today with the Securities and Exchange Commission, which is also being disseminated to stockholders.

The Jos. A. Bank Board continues to believe that significant value will be created for shareholders in its proposed acquisition of Eddie Bauer and the related issuer tender offer.

Also, Jos. A. Bank announced that the Federal Trade Commission today granted early termination of the waiting period under the Hart−Scott−Rodino Antitrust Improvements Act of 1976 with respect to the pending transaction between Jos. A. Bank and Golden Gate Capital, under which Jos. A. Bank will acquire Everest Holdings LLC, parent company of the Eddie Bauer brand.

It further stated that the financing for the Jos. A. Bank acquisition of Everest is proceeding on track and that the Company expects to market and place the high yield bonds promptly. The bridge loan committed to by Goldman Sachs remains fully committed and, subject to its terms and conditions, will be available to Jos. A. Bank to finance the Everest transaction.

As a separate matter, Jos. A. Bank continues to provide additional information regarding its operations and detailed information on competitive dynamics in the markets in which it competes with Men’s Wearhouse to the FTC in response to the previously disclosed second request Jos. A. Bank received from the FTC on February 12, 2014 relating to the tender offer by Men’s Wearhouse for Jos. A. Bank.

The full text of the letter sent to Mr. Ewert follows:

February 27, 2014

Douglas S. Ewert

Chief Executive Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, TX 77072

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Dear Doug:

I am writing on behalf of the Board of Directors of Jos. A. Bank Clothiers, Inc. in response to the press release issued by The Men’s Wearhouse on February 24, 2014 and the related Schedule TO amendment filed by MW with the Securities and Exchange Commission. The Board has met twice this week to review your revised offer carefully, including with its financial and legal advisors, and that review is ongoing.

The Jos. A. Bank Board has acted in a very careful, thorough and focused manner to evaluate which of various strategic alternatives would create the greatest value for shareholders and serve the best interests of shareholders. Given the careful attention our Board has paid to maximizing shareholder value, we strongly disagree with your characterization of our Board's actions. Our Board continues to believe that significant value will be created for our shareholders in our proposed acquisition of Eddie Bauer and the related issuer tender offer. We are also mindful that, unlike Men's Wearhouse's proposal, there is no antitrust or other significant obstacle to completing that transaction.

Following our announcement of the Eddie Bauer transaction, Men's Wearhouse made a meaningful improvement in the price of its offer to acquire Jos. A. Bank -- after making no change, since November 2013, in its original $55.00 per share price, except for a small increase to $57.50 on January 6, 2014. As disclosed in our Schedule 14D-9 amendment filed today with the Securities and Exchange Commission, our Board of Directors has unanimously rejected your $63.50 per share unsolicited offer as inadequate, after giving effect to the Eddie Bauer acquisition and the related issuer tender offer, and not in the best interests of our shareholders. However, in our Board's continuing effort to evaluate which alternative transaction would create the greatest value for Jos. A. Bank shareholders, and on the basis of your unsolicited revised proposal indicating a willingness to pay a higher price subject to certain conditions, our Board has authorized our meeting with you to establish a process that will enable you to advise our Board as to the highest price you are prepared to pay in an acquisition of Jos. A. Bank.

In our meeting, we want to discuss, among other things, the following issues relating to your proposal:

1.     Due Diligence. We are prepared to provide you with a limited amount of due diligence information as you requested. However, we would like to know the precise scope of the limited due diligence you propose to conduct. Given that we are prepared to provide you with confidential nonpublic information, a draft confidentiality agreement is enclosed. We expect you will agree on appropriate safeguards with regard to competitively sensitive information. We are also prepared to make available our senior executives as you requested.

2.     Transaction Structure. We would like to understand the structure you contemplate for a transaction, including, as you proposed, to provide Jos. A. Bank shareholders “the opportunity to participate in the upside of a combination through an election to receive Men’s Wearhouse stock for a portion of the consideration”.

3.     Transaction Certainty. Certainty of closing is a critical issue we will want to discuss with you. Among other things, in light of the FTC’s pending second request, we will need to understand what measures Men's Wearhouse will agree to in order to eliminate the risk to Jos. A. Bank and its shareholders that the FTC would prevent a transaction between Jos. A. Bank and Men's Wearhouse from closing. You have consistently failed to address this issue. As part of our having a full understanding of this issue, we would want to review the material documents and presentations you have provided to the FTC.

4.     Other Terms. We will provide you with a draft merger agreement that sets forth the other terms of a transaction in the next day.

5.     Best and Final Offer. Promptly following completion of your limited due diligence, we would expect you to advise our Board as to your best and final offer as to purchase price and other terms, as reflected in a mark-up of the merger agreement, so that our Board can fully evaluate your offer.

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Time is of essence, and we would like to understand your ability to proceed quickly with your proposal. Given the compelling nature of the Eddie Bauer transaction from a shareholder value creation standpoint, and in light of its certainty of closing, we are only prepared to give you a limited amount of time to come forward with your best offer.

Please be advised that, notwithstanding our willingness to provide you with this opportunity to address the foregoing issues, the Jos. A. Bank Board has made no determination to sell the Company, and no determination that your proposal is a Superior Proposal, as defined in our membership interest purchase agreement for the Eddie Bauer transaction.

I have instructed our advisors to contact your advisors.

Very truly yours,

Robert N. Wildrick

Encl.

Goldman, Sachs & Co. and Financo, LLC are serving as financial advisors to the Company, Skadden, Arps, Slate, Meagher & Flom LLP and Guilfoil Petzall & Shoemake, L.L.C. are serving as legal advisors and Innisfree M&A Incorporated is serving as proxy solicitor.

ABOUT JOS. A. BANK

Jos. A. Bank Clothiers, Inc., established in 1905, is one of the nation’s leading designers, manufacturers, retailers and direct marketers of men’s classically-styled tailored and casual clothing, sportswear, footwear and accessories. The Company sells its full product line through 629 stores in 44 states and the District of Columbia, a nationwide catalog and an e-commerce website that can be accessed at www.josbank.com. The Company is headquartered in Hampstead, Md., and its common stock is listed on the NASDAQ under the symbol “JOSB.”

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. The forward-looking statements include assumptions about our operations, such as cost control, market conditions, liquidity and financial condition. These statements also include assumptions about our previously announced proposed acquisition of Everest by Jos. A. Bank (including its advantages and disadvantages, potential synergies, results, effects and timing) that may or may not be realized.

Risks and uncertainties that may affect our business or future financial results include, among others, risks associated with domestic and international economic activity, weather, public health and other factors affecting consumer spending (including negative changes to consumer confidence and other recessionary pressures), higher energy and security costs, the successful implementation of our growth strategy (including our ability to finance our expansion plans), the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials (such as wool and cotton) and other production inputs (such as labor costs), seasonality, merchandise trends and changing consumer preferences, the effectiveness of our marketing programs (including compliance with relevant legal requirements), the availability of suitable lease sites for new stores, doing business on an international basis, the ability to source product from our global supplier base, legal and regulatory matters and other competitive factors.

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Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, “Risk Factors,” in the Jos. A. Bank Annual Report on Form 10-K for the fiscal year ended February 2, 2013, the Jos. A. Bank Quarterly Report on Form 10-Q for the quarter ended May 4, 2013, the Jos. A. Bank Quarterly Report on Form 10-Q for the quarter ended August 3, 2013, the Jos. A. Bank Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 and other reports filed by Jos. A. Bank with the SEC. Please read our “Risk Factors” and other cautionary statements contained in these filings. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, except to the extent required by applicable law, including the requirements of Rule 14d-9(c) under the Securities and Exchange Act of 1934, as amended, and Schedule 14D-9. As a result of these risks and others, actual results could vary significantly from those anticipated in this press release, and our financial condition and results of operations could be materially adversely affected.

ADDITIONAL INFORMATION

This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer for the shares of Jos. A. Bank commenced by The Men’s Wearhouse, Inc. and Java Corp., Jos. A. Bank has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Any solicitation/recommendation statement filed by Jos. A. Bank that is required to be mailed to stockholders will be mailed to stockholders of Jos. A. Bank. INVESTORS AND STOCKHOLDERS OF JOS. A. BANK ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the solicitation/recommendation statement and other documents (when available) filed with the SEC by Jos. A. Bank free of charge through the website maintained by the SEC at www.sec.gov. In addition, the solicitation/recommendation statement and other materials related to Men’s Wearhouse’s unsolicited proposal may be obtained from Jos. A. Bank free of charge by directing a request to Jos. A. Bank’s Investor Relations Department, Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, MD 21074, 410-239-5900.

ISSUER TENDER OFFER

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF JOS. A. BANK’S COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE COMPANY DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE COMPANY WILL SHORTLY BE FILING WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE TENDER OFFER, AT THE TELEPHONE NUMBERS SET FORTH BELOW. STOCKHOLDERS AND INVESTORS WHO HAVE QUESTIONS OR NEED ASSISTANCE MAY CALL GOLDMAN, SACHS & CO. DIRECT AT (212) 902-1000 OR TOLL-FREE AT (800) 323-5678 OR INNISFREE M&A INCORPORATED TOLL-FREE AT (888) 750-5834 OR (212) 750-5833.

CONTACTS:

Media:

Thomas Davies/Molly Morse

Kekst and Company

212-521-4873/212-521-4826

thomas-davies@kekst.com

molly-morse@kekst.com

Investment Community:

David E. Ullman

EVP/CFO

410-239-5715

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